November 18, 2017

Re:	Bridgewell Preferred Income Fund, LP (previously “Bridgewell Preferred Income”) Offering Statement on Form 1-A Filed March 22, 2017 File No. 024-10687

Dear Ms. Ayoola,

Please see the following responses to your comments.

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Thank you. Please see our previous response:

Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s unit repurchase program. Please note that, consistent with the relief granted by the Commission in the letters mention above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the units will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the units, (ii) the Company will not solicit repurchases under the Plan, (ii) during the offering period units will be repurchased at a fixed discount from the price at which units were initially purchased (below the public offering price), and the share repurchase program will not be available while any secondary offering is ongoing, (iii) repurchases will be available only quarterly, (iv) units representing only 10% of the units outstanding at the beginning of any year will be available for repurchase, and (v) the terms of the repurchase program are fully disclosed in the prospectus. Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters. The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

Ms. Ayoola Folake

Securities Exchange Commission

November 18, 2017

Part II – Offering Circular

Prospectus Summary, page 4

2. We note your table on page 4 in response to our prior comment 1. Please revise your table to include the fee paid to your loan servicer or tell us why you believe this fee should not be included. Refer to Item 4 of Industry Guide 5. Please also revise your table to specify the party that will receive the partnership management fee, and estimate the dollar amount of the asset management fee assuming the maximum amount of the offering.

We have added the following:

Loan Servicing Fee

Fees charged for the servicing of the Loans and collection of payments. Compensation to the Company’s servicer (“Servicer”) (which may be a related party to the Manager) shall be up to 3% annually of the loan amount of performing loans being serviced. Servicer’s compensation shall be paid on a monthly basis. Servicer shall only be compensated from payments received from Mortgagor.

Prior Performance, page 91

3. We note your response to our prior comment 3 that the four funds for which you provided performance statistics are the applicable companies for the past ten years. We further note your disclosure that, “The General Partners and its affiliates have participated in four similar programs in the past three years.” (emphasis added). Please revise your disclosure to indicate, if true, that the four funds are the only funds in the past ten years. Additionally, revise to clarify how Income Fund Management LLC is an affiliate.

We have amended to read “ten years.”

4. We note your response to our prior comment 4. We further note your disclosure on page 91 with respect to the four funds. It appears that Income Fund, Preferred Income Fund, and Warehouse Fund each had their offerings closed in the past five years. Please revise your disclosure to provide, for the three funds, summary GAAP balance sheet, income statement and cash flow from operation data, distribution data per $1,000 invested, including data on the relationship of cash flow from operations to total distributions paid, and estimated value per share if disclosed to program investors.

Ms. Ayoola Folake

Securities Exchange Commission

November 18, 2017

The only prior program which has closed in the most recent five years is BridgeWell Income Fund I LLC. Please find attached a summary GAAP financial statement (Balance Sheet, Statement of Income and Expense, Cash Flow, and Distribution data per $1,000 invested, data on the relationship between cash flow from operations to total distributions paid.)

The estimated value per share of BridgeWell Income Fund I was not disclosed to program investors. (Please note that we have stated this on the bottom of the Statement of Member Equity.)

5. We note your response to comment 5 that BridgeWell Income Fund I is a completed program, i.e., it no longer holds any assets. Please revise to provide the information required by Table IV and V of Appendix II to Industry Guide 5, as applicable. Refer to CF Disclosure Guidance: Topic No. 6 for guidance.

We provided the following information:

Table IV

Program Name	BridgeWell Income Fund I

Dollar Amount Raised	$269,910

Number of Loans Purchased	86

Date of Closing of Offering	4/28/2012

Date of First Sale of Note	8/31/2011

Date of Final Sale of Note	12/29/2015

Tax and Distribution Data Per $1,000 Investment by Year Year-End December 31
Federal Income Tax Results:	2010	2011	2012	2013	2014	2015

Ordinary Income	0	11	22.4	16	21	23.1

Capital Gain (Loss)	0	0	0	0	0	0

Deferred Gain	0	0	0	0	0	0

Capital	71.7	258.3	262.1	264.6	269.9	0

Ordinary	0	0	0	0	0	0

Cash Distributions to Investors	0.0	11.0	74.6	16.0	21.1	293.1

Source of Cash Distributions (on GAAP basis)
Investment Income	0	0	0	0	0	0
Return of Capital	0	0	52.3	0	0	269.9
Sales	0	0	0	0	0	0
Refinancing	0	0	0	0	0	0
Operations	0	11.0	22.4	16.0	21.1	23.1
Other Receivable on Net Purchase Money Financings	0	0	0	0	0	0

Ms. Ayoola Folake

Securities Exchange Commission

November 18, 2017

Financial Statements, page 100

6. Please continue to monitor the financial statement updating requirements of paragraph (c)(1) Part F/S of Regulation A.

We have updated the financial statements.

Thank you for your attention. Please forward any further comments to my attention.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

cc: John Parrett, Managing Member of the General Partner